RESTATEMENT AND MATERIAL WEAKNESS

São José dos Campos, November 9, 2007 - Embraer announced that it will file with the U.S. Securities and Exchange Commission an amended annual report on Form 20-F/A to restate its financial statements for the years ended December 31, 2004, 2005 and 2006 included in its Form 20-F for the year ended December 31, 2006 and filed with the SEC on April 23, 2007. The restatement will reflect certain adjustments previously disclosed in Embraer’s report on Form 6-K submitted to the SEC on August 15, 2007, which included Embraer’s results for the six-month period ended June 30, 2007.

As described in its August 15, 2007 Form 6-K, Embraer conducted a comprehensive analysis of certain aspects of its complex sales transactions relating to product warranties, multiple deliverables and contractual concessions, which resulted in some modifications to its previously adopted US GAAP accounting practices. Embraer has decided to restate its financial statements as of and for the years ended December 31, 2004, 2005 and 2006 because of the impact those modifications had on certain line items in its balance sheets, income statements and statements of cash flow.

                All the aforementioned adjustments and the restatement will have no impact on Embraer’s reported net income, income per share or shareholders’ equity for the referenced years.

Embraer also announced that after a comprehensive reassessment by management of its accounting practices for its sales transactions, its management concluded that, as of December 31, 2006, Embraer’s controls for properly and timely identifying US GAAP departures in accounting for sales transactions did not operate effectively to identify a misapplication of the guidance on how to account for consideration given by Embraer to its customers and for revenue arrangements with multiple deliverables. As a result, Embraer concluded that as of December 31, 2006, a material weakness existed in its internal controls over financial reporting with respect to the proper application of US GAAP for its complex sales transactions. Management has already taken remedial actions.

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PRESS OFFICES:

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Pedro Ferraz pedro.ferraz@embraer.com Cell: +1 954 651 1871 Tel.: +1 954 359 3414 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of Commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2007, Embraer had a workforce of 23,770 employees and a firm order backlog of US$ 17.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES:

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Pedro Ferraz pedro.ferraz@embraer.com Cell: +1 954 651 1871 Tel.: +1 954 359 3414 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986